UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 0-15386
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation Foundations Retirement Plan
2800 Rockcreek Parkway
Kansas City, MO 64117
B. Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

Report of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements and Schedule
Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	3

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2006 and 2005	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule 1 - Schedule of Assets (Held at End of Year) December 31, 2006	10

Schedule 2 - Schedule of Reportable Transactions Year ended December 31, 2006	11

Exhibit

Consent of Independent Auditors
Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Cerner Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDATIONS RETIREMENT PLAN

Dated: June 29, 2007	By: /s/ Marc Naughton
Marc Naughton
Senior Vice President and Chief Financial Officer

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
Board of Directors
Cerner Corporation Foundations Retirement Plan
Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, Line 4i — Schedule of Assets (Held at End of Year) and Schedule H, line 4j — Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material aspects, in relation to the basic financial statements taken as a whole.
/s/Weaver & Martin, LLC
Weaver & Martin, LLC
Kansas City Missouri
June 8, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors
Cerner Corporation:
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/KPMG LLP
Kansas City, Missouri
June 27, 2006

Cerner Corporation Foundations Retirement Plan
Statement of Net Assets Available for Benefits

	December 31,
	2006	2005
Investments at fair value (See Note 3):
Cerner Corporation common stock	$197,862,969	$196,794,947
Mutual funds	193,931,239	148,836,672
Other	31,279,394	24,352,208
Loans to participants	4,408,104	3,447,937
Cash	408,273	432,790

Total investments	427,889,979	373,864,554

Net assets available for benefits	$427,889,979	$373,864,554

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2006	2005
Additions to net assets attributed to:
Net appreciation in fair value of investments	$19,266,399	$86,599,975
Participant contributions	37,982,521	34,246,710
Company contributions	13,483,755	11,770,078
Interest, dividends, and other investment income	2,262,213	7,687,319

Total additions	72,994,888	140,304,082

Deductions from net assets attributed to:
Distributions to participants	18,952,304	14,637,704
Investment expenses	17,159	16,140

Total deductions	18,969,463	14,653,844

Net increase	54,025,425	125,650,238

Net assets available for benefits at beginning of the year	373,864,554	248,214,316

Net assets available for benefits at end of the year	$427,889,979	$373,864,554

See accompanying notes to financial statements.

Cerner Corporation Foundation Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
(1) Description of the Plan
The following brief description of the Cerner Corporation Foundation Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

General

The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for:
•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States of America;

•	Leased associates; or

•	Associates who were previously not treated as associates of the Employer, but who are reclassified as being associates.

Participant Contributions
Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $15,000 in 2006 and $14,000 in 2005). Participants whose Plan entry date was October 1, 2005 or later automatically have 3% withheld from their compensation unless they elect a lesser percentage. Additionally, participants who attained the age of 50 during 2006 and 2005 were able to contribute an additional $5,000 and $4,000 catch-up contribution, respectively. Participants also may generally contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. These investment options include Company common stock, the American Century Ultra Investors Mutual Fund, the American Century Growth Investors Mutual Fund, the American Century Equity Index Fund, the American Century Strategic Moderate Fund, the American Century Value Mutual Fund, the American Century Small Capital Value Mutual Fund, the American Century Stable Asset Fund, the American Century Strategic Conservative Fund, the American Century Strategic Aggressive Fund, the Julius Baer International Equity A Fund, and the Charles B. Schwab Personal Choice Account.

Company Contributions — First-Tier Match
If the Company elects in a given plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant’s deferral contribution. No first-tier match will be made on the participant’s deferral contributions in excess of 6% of the participant’s eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan administrator. Contributions are made on a payroll-by-payroll basis. A discretionary first-tier “true-up” contribution also may be made at the end of the plan year.

Cerner Corporation Foundation Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
Participants must be employed on the last day of the plan year and have completed 92 consecutive days of service to be eligible for the “true-up” contribution. First-tier contributions are invested directly in Company common stock and participants are not allowed to direct this portion of their account until the fully vested (five years of service), at which time the participant is permitted to sell any or all of the shares held in the account, subject to applicable laws and regulations. As of January 1, 2007, the participants are allowed to direct this portion of their account upon three years of service with the Company.

Company Contributions — Second-Tier Match
The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant’s compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain financial metrics meet or exceed pre-established benchmarks. Participants who are employed with the Company prior to October 1 of the plan year, completed 92 consecutive days of service, and are employed as of the last day of the plan year are eligible to receive second-tier match. Second-tier contributions are invested directly in Company common stock and participants are not allowed to direct this portion of their account until fully vested (five years of service), at which time the participant is permitted to sell any or all of the shares held in the account, subject to applicable laws and regulations. As of January 1, 2007, the participants are allowed to direct this portion of their account upon three years of service with the Company.

Company Contributions — Profit Sharing
The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant’s prorated compensation to total compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the plan year and completed 92 consecutive days of employment with the Company during the plan year. Profit sharing contributions are invested directly in Company common stock and participants are not allowed to direct this portion of their account until fully vested (five years of service), at which time the participant is permitted to sell any or all of the shares held in the account, subject to applicable laws and regulations. As of January 1, 2007, the participants are allowed to direct this portion of their account upon three years of service with the Company.

Participant Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of plan earnings. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed 5 years, except for the purchase of a primary residence, in which case the duration may be extended not to exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at current prime plus 1%,

Cerner Corporation Foundation Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
which are commensurate with local prevailing rates as determined by the plan administrator. Interest rates on loans as of December 31, 2006 range from 5.25% to 10.5%. Principal and interest is paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers
Upon termination of service due to normal retirement, retirement for permanent disability, or death, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in the participant’s account. For termination of service for other reasons, a participant may receive the value of the vested interest in the participant’s account as a lump-sum distribution. Distributions of participants’ accounts vested in Company common stock are made in shares of the Company’s common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a fair value less than $1,000. During the years ended December 31, 2006 and 2005, 132,395 and 85,595 shares, respectively, of the Company’s common stock were distributed to withdrawing participants.

Within a participant’s account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to associate contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited until a participant is fully vested (five years of service) with the Company or in the event of termination of employment with the Company. As of January 1, 2007, transfers out of Company stock will be allowed upon three years of service with the Company or in the event of termination of employment with the Company.

Forfeited Accounts
At December 31, 2006 and 2005, forfeited non-vested accounts totaled $672,127 and $671,566 respectively. Forfeited non-vested accounts are first used to pay plan administrative expenses and then, to the extent any forfeitures remain, to reduce future Company contributions. In 2006 and 2005, $141,170 and $195,977 of forfeiture were used to pay plan administrative expenses, respectively, and $627,308 and $478,920 were used to reduce Employer contributions.

(2)	Summary of Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis in conformity with accounting Principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
The Plan invests in various investment securities. Investments in mutual funds are stated at fair market value based on the net asset value of the shares held by the Plan at year-end. Investments in common/collective trusts, such as the American Century Stable Asset Fund, are stated at estimated fair values, which have been determined based on the Unit values of the fund. Unit values are determined by the bank sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding shares

Cerner Corporation Foundation Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
at the valuation dates. Investments in Company common stock are stated at fair value based upon the closing sales price of the common stock as reported on a recognized securities exchange on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain amounts within the 2005 financial statements have been reclassified to the current year presentation.

(3)	Investments
The following presents investments that represent 5% or more of the Plan’s net assts:

	2006	2005

Company Common Stock	$197,862,969	$196,794,947
American Century:
Ultra Investors Mutual Fund	38,310,904	41,728,581
Growth Investors Mutual Fund	27,044,189	24,064,763
Value Mutual Fund	26,034,117	18,063,654
Small Cap Value Mutual Fund	25,522,733	19,041,197
Strategic Allocation: Moderate Mutual Fund	21,504,560	13,952,679
Julius Baer International Equity Mutual Fund	33,135,880	17,472,720
Other Investments*	58,474,627	42,746,013

	$427,889,979	$373,864,554

*	Individually, none representing more than 5% of the Plan’s assets.
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Mutual Funds	$18,330,884	$1,166,449
Company Common Stock	935,515	85,433,526

	$19,266,399	$86,599,975

Cerner Corporation Foundation Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Non-participant-Directed Investment
Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	2006	2005

Net Assets:
Company common stock	$108,773,556	$104,344,949

Changes in net assets:
Company contributions	$14,112,045	$11,770,078
Net appreciation in fair value of common stock	619,838	44,457,694
Distributions to participants	(3,892,402)	(8,314,657)

	$10,839,481	$47,913,115

(5)	Related-Party Transactions
Certain plan investments are shares of mutual funds managed by Worldwide Securities Services, a business unit of JP Morgan Chase Bank, N.A. (JP Morgan). JP Morgan is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. JP Morgan Retirement Plan Services, the Plan’s record keeper, has a business partnership between JP Morgan and American Century Investments. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(6)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

(7)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year) — December 31, 2006

	-b-	-c-
	Identity of issuer,	Description of investment, including	**	-e-
	borrower, lessor or	maturity date, rate of interest, collateral,	-d-	Current
-a-	similar party	par, or maturiry value	Cost	Value
*	Cerner Corporation	Common Stock	$81,733,640	$197,862,969

	Mutual Funds:
*	American Century	Ultra Investors Mutual Fund		38,310,904
*	American Century	Growth Investors Mutual Fund		27,044,189
*	American Century	Value Mutual Fund		26,034,117
*	American Century	Small Capital Value Mutual Fund		25,522,733
*	American Century	Strategic Conservative Mutual Fund		3,765,819
*	American Century	Strategic Moderate Mutual Fund		21,504,560
*	American Century	Strategic Aggressive Mutual Fund		11,557,220
*	American Century	Equity Index Mutual Fund		7,055,817
*	Julius Baer	International Equity Mutual Fund		33,135,880

	Total Mutual Funds			193,931,239

	Charles Schwab	Schwab Personal Choice Account		12,731,800
*	American Century	Stable Asset Mutual Fund		18,547,594
*	Participant loans	Loans with interest ranging from 5% to 10.5%		4,408,104
*	JP Morgan	Interest Bearing Cash		408,273

				$427,889,979

*	Party-in-interest to the Plan

**	Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the Participant-directed investments.
See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4j — Schedule of Reportable Transactions **
For the Year Ended December 31, 2006

						-h-
						Current value
	-a-	-b-	-c-	-d-	-g-	of asset on	-I-
	Identity of	Description	Purchase	Selling	Cost of	transaction	Net Gain
	party involved	of asset	Price	Price	asset	date	or (loss)
*	Cerner Corporation	Common stock	$23,210,228	$ —	23,210,228	23,210,228	—
*	Cerner Corporation	Common stock	—	17,284,171	8,115,463	17,284,171	9,168,708

*	Party-in-interest to the Plan
**	Not required for Participant Directed Assets

See accompanying notes to financial statements.